December 17, 2010

VIA EDGAR AND FEDERAL EXPRESS

Brian Cascio

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-0404

Re:	Entech Solar, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the fiscal quarter ended September 30, 2010
Forms 8-K filed on September 10, 2010 and November 2, 2010
File No. 001-34592

Dear Mr. Cascio:

On behalf of Entech Solar, Inc., a Delaware corporation (the “Company”), please find set forth below in this letter our response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated November 23, 2010 (the “Comment Letter”).

For ease of reference the responses are numbered to correspond to the comment numbers in the Comment Letter and each comment contained in the Comment Letter is printed below in italics and is followed by the Company’s response.

Comment:

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies and Estimates, page 19

Goodwill and Other Intangible Assets, page 20

1.	We see that you have one operating segment; however, it is unclear how many reporting units you identify. In future filings please disclose the reporting units evaluated for goodwill impairment testing purposes and clarify how those reporting units were identified. If you have more than one reporting unit, please discuss how goodwill is allocated to those reporting units.

Response:

We will revise future filings in response to the Staff’s comment, and note that in 2009 and 2010, we had a single reporting unit for goodwill impairment testing purposes. Pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350-20-35-38, we used a two-step procedure in determining the number of reportable units. First, we reviewed the criteria for identifying operating segments in FASB ASC 280-10-50 and determined that we have one operating segment. As a development-stage company, we do not have separable components that satisfy the definition of a business and that have discrete operating financial information. Moreover, our chief operating decision maker reviews the operations of the Company as a whole in making material decisions concerning allocation of resources. Second, we considered whether operations should be disaggregated into one or more reporting units. Although we are developing multiple applications of our core technology, these components do not at this time constitute separate businesses for which discrete financial information is available.

Comment:

2.	Please revise future filings to disclose the specific methods used to determine the fair value of your reporting units when performing the first and second step of the goodwill impairment test. Refer to FASB ASC 350-20-35-22 through 35-24.

Response:

We will revise future filings in response to the Staff’s comment, and note that we perform impairment testing annually in the fourth quarter of each fiscal year. In addition, goodwill is tested more frequently if changes in circumstances or the occurrence of events indicates that potential impairment exists.

The impairment test pursuant to FASB ASC 350 requires us to compare the fair value of business reporting units to carrying value, including goodwill. To determine the fair value of its reporting unit, we and our specialist valuation consultants use primarily a discounted cash flow model (“DCF”) under the income approach. Further, we have determined that the income approach is the most appropriate, because of limited public comparables for the specific technology assets and the development stage of the Company. The quoted price method is also used, but is given less weight in determining the fair value of the reporting unit than the DCF method, because of the relatively thin trading volume of our common stock and the uncertainty as to appropriate control adjustments to the market capitalization of our equity. In the DCF model, we use a ten-year projection period for the business, reflecting management’s best estimates of development costs and time to market for its technology, as well as estimates of future sales based on the assumption that we will achieve a 1.0% - 2.0% market share of the projected U.S. market for comparable solar energy devices. The discount rate is determined using a weighted average cost of capital method with the cost of equity determined by reference to historical venture capital rates of return on development stage technology companies. Key inputs to the quoted price method are directly observable market prices, as adjusted, and represent Level 2 inputs. Key inputs to the DCF analysis include internally developed estimates and projections that are Level 3 inputs.

Comment:

3.	We see that you recognized impairments of $4,461,000 in goodwill and $863,000 in intangible assets during fiscal year 2009. Please tell us the significant assumptions and judgments you used in determining the respective impairments and the business facts and circumstances leading to the impairments. In addition, explain to us how you determined that the remaining goodwill and intangible assets were recoverable. Please also tell us how you considered any possible further impairment during the interim period considering the discussion on page 18 of your September 30, 2010 Form 10-Q that indicates that you will run out of funds at or near the end of 2010 and if you are unable to raise additional financing you may forced to discontinue operations.

Response:

We recognized impairment of goodwill and intangible assets during 2009 due to delays in developing our CPV products, as well as competitive circumstances in our industry. During 2009, earnings projections were revised based on the expected development time of this technology, which resulted in an increase in the estimated period of time before we reach profitability. To test for the recoverability of goodwill and intangible assets as of December 31, 2009 we utilized both the market and income approach.

Market Approach: The trading price of our common stock as of December 31, 2009 was $0.10 per share and over the 30 days prior to this date, the shares on average, traded at the same price. In a series of private transactions in December 2009, we issued 16.25 million shares of our common stock to The Quercus Trust at a price of $0.08. The restricted nature of shares of common stock issued in these transactions was considered to be offset by the anti-dilution provisions associated with the purchase. As such and considering the significantly larger volume of shares issued in this private placement relative to the thinly traded average daily market volumes over the last six months, it was our opinion that $0.08 was indicative of the fair value price of our common shares. Our market value at December 31, 2009 was approximatley $22 million based on multiplying the 277,429,623 outstanding common shares as of December 31, 2009 by the price per share of $0.08.

Income Approach: The DCF approach was employed for a projected period of eleven years. To account for the continuing nature of the business beyond the discrete projected period, a residual value component was added to the discrete cash flows in arriving at a value conclusion for the enterprise. The projected free cash flows were then discounted at a rate of 30.0%. The DCF analysis provided an alternative indication of fair value of our common equity of a negative $24 million or essentially a “zero” value. We concluded that the value arrived at through the DCF approach reflected a controlling interest valuation of the Company.

Based on our assessment of the relative weighting of each approach by the investing public, a concluded fair value of our equity of $19.8 million was determined. The value indications from the Income and Market Approaches were weighed with a significantly higher weighting percentage of 90.0% applied to the results of the Market Approach. Based on a comparison of our carrying value to the fair value of common equity as of December 31, 2009, it was concluded that the our goodwill was impaired for purposes of compliance with FASB ASC 350, as the fair value of the reporting unit was less than the unit’s carrying value.

The fair value of the our assets and liabilities excluding intangibles was considered equal to their stated book value. In addition to goodwill, we had recorded intangible assets on our balance sheet related to the Entech Inc. trademark/trade name and technology. The fair values of identified indefinite and finite life intangible assets as of December 31, 2009 were determined using the income approach and compared against the carrying value of the particular intangible. The fair value of our trademark was greater than its carrying value of $1.6 million and no impairment of the trademark intangible asset was taken. The undiscounted value of our space technology was less than its carrying value and as such there was considered impairment of our space technology of $0.9 million.

According to FASB ASC 350, the fair value of goodwill cannot be determined directly. Instead it is a residual amount, the excess of the fair value of the reporting unit over its net asset value, in effect following the same purchase price allocation process used in transaction accounting under FASB ASC 805. Comparing the implied fair value of goodwill of $19.2 million to the $23.8 million carrying value of goodwill indicated that our goodwill was impaired by $4.6 million as of the December 31, 2009.

We considered further possible impairments during the interim periods, more specifically, as of June 30, 2010, when we undertook an FASB ASC 350 impairment analysis utilizing a market approach based upon our average stock price over a recent historical period. This analysis indicated that the market value of our equity exceeded the carrying value of equity and therefore our goodwill was not impaired. The income approach to valuation was utilized to test the tradename and technology for recoverability. Based upon our updated projections, no impairment of the tradename or technology was deemed necessary. We did not deem it necessary to carry out a further recoverability test at the September 30, 2010 interim period. We will continue to test for recoverability as of December 31, 2010.

Results of Operations for the years ended December 31, 2009 to the year ended December 31, 2008

Cost of Revenues, page 21

Comment:

4.	We see from page 23 that you recognized $1,334,000 provision for inventory impairment during 2009. Please tell us where this expense is recorded within cost of revenues. In addition, in future filings please discuss the impact of significant inventory impairments on cost of revenues and gross margin.

Response:

The inventory impairment charged during 2009 is recognized under the caption “Impairment of Manufacturing Operations” within the Cost of Revenues section of our Statement of Operations. The provision for inventory impairment for the year ended December 31, 2009 was $2,500,000. Additionally, please see responses to comments 9 and 11 herein with respect to impairments. In response to the Staff’s comment, we will discuss the impact of significant inventory impairments on cost of revenues and gross margins in future filings.

Operating Expenses, page 21

Comment:

5.	We reference the disclosure that you reclassified $4.2 million from SG&A expenses to research and development expenses during 2009. Please tell us the nature of those expenses and why you reclassified it to research and development. Please also tell us why you did not reclassify similar costs for the year ended 2008 for consistent presentation.

Response:

As a result of our decision to shift our efforts during 2009 from the more established flat plate technology to the start-up CPV technology, we allocated the employee effort that was previously responsible for the flat plate business to the CPV products being developed by us. The first generation CPV product costs remained in SG&A in 2009 as those costs were not aimed at the discovery of new products or services. In addition, we recorded $5.7 million of research and development costs in our 2009 Statement of Operations. This amount is comprised of approximately $4.2 million of employee related expense and $1.5 million of shop materials and supplies. All of these expenses relate to our discovery of new products and services within the CPV business. Accordingly, we recorded $4.2 million of research and development expenses as being directly related to these efforts and as such they were not associated with our prior SG&A activities under our flat panel business. There was no such allocation necessary in 2008 as the efforts of those employees were not R&D related.

Liquidity and Capital Resources, page 22

Comment:

6.	We note that your discussion of liquidity and capital resources does not appear to be complete under the requirements of Item 303(a)(1) and (2) of Regulation S-K. In that regard, in future filings please disclose:

•	Your primary sources and uses of cash. Describe how you intend on financing your continuing operations, including a discussion of any related uncertainties.

•	We see that you plan to continue to raise funds through the sale of capital stock. Please describe the expected sources and amounts.

•	Describe expected capital expenditures, including how you intend on financing capital expenditures.

•

Disclose the amount of cash you will require to develop the solar energy products and services based upon the ENTECH CPV technology and how you intend to finance the research and development necessary to begin selling and marketing your products.

Please provide us with a copy of your revised disclosure. For further guidance on disclosures about liquidity and capital resources, refer to Section IV of Securities Act Release 33-8350, “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:

In response to the Staff’s comment, we have provided below revised disclosure to address the Staff’s comments as of December 31, 2009. In addition, we note our future filings will contain the disclosure items set forth below as such disclosure may be revised from time to time to reflect our then current economic position and such other facts and circumstances as are applicable.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2009, we had $2.0 million in cash and cash equivalents compared to $12.2 million at December 31, 2008. For fiscal years 2009 and 2008 the Company used cash in operating activities of $13.9 million and $21.9 million, respectively. Additionally, we used in fiscal year 2008 cash of $6.0 million for the purchase of property and equipment and another $3.4 million to acquire ENTECH, INC. Cash provided by investing activities for fiscal year 2009 was minimal. During fiscal 2009, we raised $3.6 million primarily from the conversion of convertible notes from a related party and the issuance of shares of our capital stock also to a related party. During fiscal year 2008, we raised $36.6 million primarily from the issuance of convertible preferred stock and warrants and the issuance of common stock.

We estimate that capital expenditures for the year ending December 31, 2010 will approximate $0.7 million. We also estimate that the Company will need approximately $7.5 million during fiscal 2010 to develop and commercialize our next-generation technologies so that we are able to supply two renewable energy outputs – electricity and hot water – at competitive prices through our patented ThermaVolt ™ and electricity-only through our patented SolarVolt™.

Since December 31, 2009, we have raised additional capital through sales of common stock and preferred stock to The Quercus Trust totaling $4.7 million. We also entered into a preferred stock agreement with Socius Capital Group, LLC (“Socius”) for up to $5 million in capital over the next two years.

This agreement contemplates that we will sell up to 500 shares of our Series G Preferred Stock, in one or more tranches at a purchase price of $10,000 per share, for an aggregate issue price of up to $5 million. In addition we issued to Socius a warrant to acquire 40,909,091 shares of our common stock. With each tranche, Socius will vest in a portion of the warrant to purchase shares of our common stock equal to 135% of the tranche amount. The exercise price of the warrants will equal the closing bid price of our common stock on the date we provide notice of a tranche to Socius. Funding under the agreement with Socius is subject to the satisfaction of a number of conditions, including the effectiveness of a registration statement that we will be filing with the Securities and Exchange Commission relating to Socius’s potential sale of the common stock underlying the warrants.

Management plans to continue to seek to raise funds in addition to the sources above primarily through the sale of capital stock to sources still to be identified. However, to date, no additional funding sources have been identified by the Company and at this time, the Company is not a party to any additional funding agreements.

Presently, with no further financing, we anticipate to run out of funds in the last quarter of fiscal year 2010. If we are unable to raise additional financing, we could be required to further reduce our spending plans, further reduce our workforce, license to others products or technologies we would otherwise seek to commercialize ourselves and/or sell certain assets. We may even be forced to discontinue operations. There can be no assurance that we can obtain financing, if at all, on terms acceptable to us.

We have prepared our financial statements on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might be necessary should we be unable to continue in existence.

Consolidated Financial Statements

Consolidated Statements of Operations, page 27

Comment:

7.	We see that you present cost of revenues and gross profit (loss) allocated to five different sources, including the separate presentation of cost of revenues and gross profit allocated to “Impairment of Manufacturing Operations.” We have the following comments:

•

Please tell us why you did not allocate the impairment of manufacturing operations to the either contract or equipment & services line item. We see that the impairment relates to the suspension of manufacturing your first generation product and it appears that the impairment cost should be included with the other costs of revenues and gross margin from that product. Please tell us why you believe this presentation is useful and meaningful to investors.

•

Please tell us how you considered that you are presenting a non-GAAP measure on the face of your financial statements since you present cost of sales and gross revenues excluding impairment charges. Refer to Item 10 of Regulation S-K which states that you may not present non-GAAP financial measures on the face of the financial statements prepared in accordance with GAAP or in the accompanying notes.

Response:

We segregated the “Impairment of Manufacturing Operations” from the other captions within the Cost of Revenues section of our Statement of Operations to highlight to the reader the substantial cost incurred in suspending our “first generation” CPV product. We do not believe that the current presentation is a non-GAAP measure as all relevant components of the Cost of Revenues are adequately disclosed as such.

Note 2. Nature of the Business, page 30

Comment:

8.	We see that you suspended manufacturing start-up activities associated with your first generation CPV products in the first quarter of 2009 and that you discontinued selling conventional solar cells with flat plate technology. Please tell us how you considered that you should present these operations as “discontinued” under FASB ASC 205-20-45.

Response:

We did not treat the suspension of manufacturing start-up activities or the transition from the flat-plate activities as “Discontinued Operations”, as defined under FASB ASC 205-20-45. A necessary requirement of having discontinued operations is that discontinued operations are a “component” of the business as defined under ASC 205-20-45-1. The FASB defines a component of an entity as one that has “…cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.” Management does not view the stand alone “first generation” CPV product as a component of our business. Rather we view the entire “first generation” and “next generation” CPV technology as a component of our business. The “first generation” CPV product was the first attempt at commercializing the technology and management does not view a change in the way the technology is commercialized as a discontinued operation as defined by the FASB.

The transition from the flat-plate business was not accounted for as a discontinued operation because there was no disposal transaction as set forth in FASB ASC 205-20-45-1a. The Company merely decided to focus its efforts on commercializing its first, then next generation CPV technologies. We chose to transition away from the flat-plate business with the option to explore it again in the future if we should choose to do so. We do however acknowledge that on page 5 of the December 31, 2009 Form 10-K we used the words “Discontinuation of Flat Plate Technology”. The use of “discontinue” in that paragraph was not meant to indicate that we disposed of this line, but rather currently we are focusing our efforts elsewhere. In fact, many of the employees responsible for the flat plate business simply refocused their efforts to the CPV products. We will make our disclosure clearer in future filings and not use the word “discontinue”.

Note 3. Summary of Significant Accounting Policies

Inventory, page 33

Comment:

9.	We reference the disclosure that the “reserve” for inventory of $2,272,000 relates to a 2009 non-cash impairment charge. Please reconcile the $2,272,000 charge to the amount recorded on the statement of cash flows of $1,398,000 and the discussion on page 23 which describes a provision for inventory of $1,334,000.

Response:

The inventory reserve disclosed of $2,272,000 at December 31, 2009 consisted of the beginning balance of $891,000, plus $2,500,000 of additions relating to the impairment of the manufacturing operations, offset by the release of reserves for items subsequently sold in the amount of $1,119,000. The $1,334,000 as disclosed in the first paragraph of the Cash Flows section on page 23 was inadvertently included and should not be repeated separately as the provision amount is already captured as part of the $6,968,000 for manufacturing operations impairment. We will revise our future filings to remove this separate breakout.

The provision for inventory of $1,398,000 on the Statement of Cash Flows is a net amount that consists of the $2,500,000 manufacturing operations impairment, plus $17,000 of other insignificant adjustments, offset by the release of reserves for items subsequently sold of $1,119,000.

Comment:

10.	As a related matter, the accounting policy disclosure in Note 2 on page 36 also characterizes inventory impairment charges as establishing “reserves.” As indicated in FASB ASC 330-10-35-14 and SAB Topic 5-BB, inventory impairment charges establish a new cost basis for impaired inventory. Please tell us how your policy is consistent with the referenced accounting literature.

Response:

Management is aware that impairment charges establish a new cost basis for inventory. In future filings, we will revise our disclosure to read as follows: “Inventory is stated at the lower of cost or market determined by the First-In, First-Out (FIFO) method. Historically, inventory has consisted mainly of purchased system components. Inventories in excess of future demand are written down and charged to the provision for inventories. At the point of which a loss is recognized, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.”

Property and Equipment, page 33

Comment:

11.	Please reconcile the $4,446,000 impairment of fixed assets disclosed in this footnote to the $6,968,000 impairment disclosed on page 23 and on the statement of operations.

Response:

The impairment charge recorded on the Statement of Operations is comprised of impairments relating to inventory and fixed assets in the amount of $2,500,000 and $4,468,000, respectively. The amount disclosed on page 33 relating to the fixed asset impairment charge of $4,446,000 relates to the charge taken in the first quarter of 2009 only. We took a subsequent $22,000 impairment charge on fixed assets relating to the suspension of the manufacturing operations during the second quarter of 2009.

Comment:

12.	Please tell us the specific methods and assumptions you used to determine the write down to fair value of the property and equipment during 2009. Discuss how you applied the “alternate use” method and what significant assumptions you considered.

Response:

During 2008, we purchased Machinery & Equipment (“M&E”) that was to be used in the manufacturing process relating to the “first generation” CPV product. The M&E was highly customized to our specifications and included items such as a Cell Assembly and Sorter, Prism Loader, Conveyer System and Sun Simulator. The vast majority of the M&E purchased in 2008 has a use limited to the “first generation” system due to the unique light refraction needed in the prism assembly. The total cost of the M&E was $5.7 million (inclusive of $800,000 of installation costs). When we ceased our commercialization efforts of our “first generation” products we looked at alternate uses (additional uses for future products) for the equipment as well as potential buyers of the equipment. Since we could not find an alternate purpose for the majority of the M&E and we were unable to locate a buyer, we tested for the M&E’s recoverability. As a result of our testing, we viewed the M&E as having a diminished value of near zero. There was one Sun Simulator which was not impaired as its purpose is to test the efficiency of the solar cells. As a result, this piece of equipment has been utilized by us on a regular basis as part of our R&D efforts as well as for testing our “next generation” CPV product.

Goodwill, page 33

Comment:

13.	Please tell us where you have provided all of the disclosures required by FASB ASC 350-20-50-1 and 50-2.

Response:

We acknowledge that we have not adequately disclosed all of the requirements relating to the Goodwill Impairment Loss, more specifically the requirements in FASB ASC 350-20-50-2a-b. Please see the response to Comment #3 above for a description of the significant facts and circumstances leading to the impairment. Should any Goodwill Impairment Losses be recognized in the future, the Company will supplement its disclosure to comply with the requirements of FASB ASC 350-20-50-2.

Share Based Compensation, page 34

Comment:

14.	We see from page 20 that prior to the 4th quarter of fiscal year 2009 you estimated fair value of stock-based compensation using the binomial option pricing model. Please tell us why you made this change in accounting estimate and why you believe that the use of the new methodology is preferable.

Response:

In the December 31, 2009 Form 10-K on page 34, we disclosed that “As of the 4th quarter of fiscal year 2009, the Company uses the Black-Scholes option-pricing model to estimate fair value of grants of employee and director stock options.” While beginning in 2008 and through the third quarter of 2009, we disclosed that we used the binomial option pricing model, we were in essence using the Black-Scholes option pricing model. In other words, we improperly named the model being employed as the “binomial option pricing model.” In spite of this error in naming, we note that under both models, we would use the same five key determinants: underlying stock price, exercise price, volatility, time to expiration and short term risk free interest rate, and we have determined that both models would yield the same results. In future filings, we will ensure that the option pricing model is adequately named and explained.

Comment:

15.	As a related matter, please revise future filings to also disclose here or in footnote 14 the significant assumptions used in applying all fair value methodologies used during the periods presented.

Response:

Since there was no change in the actual option pricing method being employed, we believe the disclosure in Note 14 of our December 31, 2009 10-K satisfies the disclosure requirements of FASB ASC 718-10-50 as it relates to stock based compensation.

Signatures, page 52

Comment:

16.	Please revise your future filings to indicate who is signing in the capacity of principal accounting officer and controller. Refer to Instruction D(2)(a) to Form 10-K.

Response:

We will revise future filings in response to the Staff’s comment.

Form 10-Q for the fiscal quarter ended September 30, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 14

Comment:

17.	Please tell us what you mean by the statement that the revenues generated during the quarter ended September 30, 2010 were related to the company’s “services for operations and management.” In future filings, given the start up nature of your current business, please provide a detailed and clear discussion of the nature of revenues generated.

Response:

The disclosure on page 18 refers to services for operations and maintenance, not operations and management. We maintain solar projects installed by us in prior years in exchange for predetermined fees. Additionally, we also provide engineering services for other solar projects. Currently, the amount of fees generated by these services are immaterial. In future periods, should the fees generated by these services become more significant, we will disclose the nature of such fees.

Liquidity and Capital Resources, page 18

Comment:

18.	We note your discussion on page 18 that you will run out of funds at or near the end of 2010 and if you are unable to raise additional financing you may be forced to discontinue operations. Please tell us the amount of financing that you need by the end of the year and over the next twelve months and how you plan to raise this financing.

Response:

As of September 30, 2010, we needed to raise $1.0 million to meet our needs through the end of the year. On October 12, 2010, we issued and sold to Chapman University, a California non-profit corporation, 15,797,788 shares of our common stock, at a price of $0.0633 per share, for an aggregate price of $1,000,000. In addition, on each of December 6, 2010 and December 16, 2010, we issued and sold to JEMZ Trust 15,000,000 shares of our common stock, at a price of $0.0667 per share, for a combined aggregate price of $2,001,000.

We estimate that capital expenditures for the year ending December 31, 2011 will approximate $1.0 million. We also estimate that we will need approximately $7.0 million during fiscal 2011 to develop and commercialize our electricity only product SolarVolt™ CPV module.

Management plans to continue to raise funds primarily through the sale of capital stock. However, other than as described in our period reports and other filings with the SEC, at this time we are not party to any additional financing agreements.

Forms 8-K filed on September 102010 and November 2, 2010

Comment:

19.	We note your disclosure that pursuant to the terms of the pledge agreement, the California Community Foundation has agreed “to use commercially reasonable efforts to sell the donated securities within one month of receipt.” Given this arrangement, please provide us with your analysis as to why California Community Foundation would not be considered an “underwriter,” as defined in Securities Act Section 2(a)(11), with respect to your securities. If California Community Foundation intends to claim an exemption from registration under Securities Act Rule 144, please tell us how you concluded that this agreement is consistent with the holding period requirements set forth in Rule 144(d).

Response:

In response to the Staff’s comment, we note that, while we are not a party to the pledge agreement with California Community Foundation, we anticipate that any sales of the donated securities by California Community Foundation will be made pursuant to Rule 144, and as such California Community Foundation should not be deemed an “underwriter.”

In support of this position, we note first that Securities Act Rules Compliance & Disclosure Interpretation (“C&DI”) Question 132.16 addresses the following question:

“After receiving a gift of restricted securities from an affiliate donor, what conditions of Rule 144 apply to a non-affiliate donee who is selling such restricted securities under Rule 144?”

The response states that:

“[a] non-affiliate donee (who has not been an affiliate during the preceding three months) may resell the restricted securities pursuant to the Rule 144 safe harbor by complying with the applicable conditions in Rule 144(b)(1).”

Rule 144(b)(1) requires, generally, that if the issuer has been subject to the 1934 Act reporting requirements for at least 90 days before the sale, any non-affiliate who has not been an affiliate during the preceding three months shall not be deemed to be an underwriter if either (i) the issuer has adequate current public information available and a period of six months has elapsed since the later of the date the securities were acquired from the issuer or an affiliate of the issuer, or (ii) one year has elapsed since the later of the date the securities were acquired from the issuer or an affiliate of the issuer.

Consistent with Rule 144(d)(3)(v) regarding gifts, which states that securities acquired form an affiliate of the issuer by gift are deemed to have been acquired by the donee at the time they were acquired by the donor, C&DI 132.16 goes on to state that, “[t]acking pursuant to Rule 144(d)(3)(v) may be permitted in determining whether the holding period requirement in Rule 144(d) has been satisfied.”

We understand that the pledge to California Community Foundation was a gift without consideration of shares held by The Quercus Trust (the affiliated donor) for a period of at least six months. While it is our belief that the determination as to whether or not a sale of these shares would be in compliance with Rule 144 should be made at the time of any such sale, if the facts at such time were consistent with the facts today, it is our belief that the requirements of Rule 144 will be satisfied and that California Community Foundation should not be deemed an “underwriter.”

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. I can be reached at 817.224.3600.

Sincerely,

/s/ Shelley Hollingsworth

Shelley Hollingsworth, Chief Financial Officer

cc:	Kristin Lochhead, U.S. Securities and Exchange Commission
Celia Soehner, U.S. Securities and Exchange Commission
Tim Buchmiller, U.S. Securities and Exchange Commission
David Gelbaum, Entech Solar, Inc.
Jacob J. Worenklein, Bingham McCutchen LLP
Laurie A. Cerveny, Bingham McCutchen LLP
David W. Mason, Bingham McCutchen LLP